T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

April 16, 2009	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

LEVON RESOURCES UPDATE AT THE CORDERO SILVER,  GOLD, LEAD, ZINC, PROJECT, MEXICO

Levon Resources Ltd. (“Levon”) and its joint venture partner Valley High Ventures Ltd. (“Valley High”) began field work on the Cordero project in mid-February with work focusing on traverse geologic mapping outside previously mapped areas, rock sampling and expansion of the current soil sampling grid.  The initial fieldwork has been guided by evaluation of satellite images and possible new red hematite stained areas of altered rocks visible on the images.  All the past project data is now being compiled, scanned and digitized for importing into high end Gocad 3D pattern recognition software, developed in the petroleum industry and adapted to mining and metal exploration modeling. The digital 3D will enable all the project exploration data to be integrated and assessed together for the first time.  We expect this approach to provide exploration insights not possible on paper, which will be the basis for proceeding with the Joint Venture exploration program.

The Cordero silver, gold, lead, zinc property covers approximately 10,000 hectares.  The property is located 35 kilometres northeast of the mining town of Hidalgo Del Parral, Chihuahua, Mexico.  The claims encompass a high level, porphyry-style silver, gold, lead, zinc district. Valley High’s wholly owned Mexican subsidiary, Coro Minera de Mexico S.A. de C.V. acquired the project in 2006 and conducted extensive soil sampling, geological mapping, trenching and IP, and re-assaying of historical core. This work has identified several high priority exploration targets that reflect potential for bulk mine-able mineralization as indicated from the results of historical drill hole COR 1 that returned 54.9 metres grading 0.17 g/T gold, 78.5 g/T Ag, 1.12% Zn and 1.35% Pb starting at a depth of 165.1m.

The current work program is designed to delineate and rank priority drill targets, including targets that are well outside the existing past exploration grids and data for drill testing later in 2009. This phase 1 targeting program is ongoing with additional work to include underground sampling, geophysics and alteration studies. The phase 2, 2009 drill program is anticipated and drill bids are being solicited.

As announced on February 12, 2009, Levon may earn a 51% interest in Valley High’s Cordero by spending Cdn $1,250,000 by the end of February 2013 with a first year work commitment of Cdn. $250,000.

Levon is a junior gold exploration company with key land positions at Congress, BRX, and Wayside in the productive Bralorne Gold camp of British Columbia, Canada, and the Norma Sass and Ruf claims near the Pipeline gold deposit being mined and explored by Barrick Gold Corporation in the heart of the Cortez Gold Trend in Lander County, Nevada, USA, and the Cordero Silver, Gold, Lead, Zinc project in Mexico.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website www.levon.com.

ON BEHALF OF THE BOARD

“Ron Tremblay”
_____________________________
Ron Tremblay
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.  This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.